 CERTIFICATE OF

DESIGNATIONS, PREFERENCES AND RIGHTS

OF

CLASS B REDEEMABLE PREFERRED STOCK SERIES 1

OF

HARRELL HOSPITALITY GROUP, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

HARRELL HOSPITALITY GROUP, INC., a corporation organized and existing under the Delaware General Corporation Law (the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation on September 25, 2001 pursuant to the authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (the "Board of Directors" or the "Board") in accordance with the provisions of its Certificate of Incorporation, as amended and restated, the Board of Directors hereby authorizes a series of the Corporation's previously authorized Preferred Stock, par value $0.01 (the "Preferred Stock") and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

CLASS B REDEEMABLE PREFERRED STOCK SERIES 1:

Section 1. Designation and Amount. The designation of this series, which consists of Five Hundred Thousand (500,000) shares of Preferred Stock, is Class B Redeemable Preferred Stock Series 1 (the "Preferred Stock Series 1 ") and the stated value shall be Two Dollars ($2.00) per share (the "Stated Value").

Section 2. Rank. The Preferred Stock Series 1 shall rank (i) prior to the Corporations's Class A Common Stock, par value $0.002 per share (the "Common Stock") and (ii) prior to any series of Class B Preferred Stock of the Corporation hereafter created (collectively, the Common Stock and any subsequent series of Class B Preferred Stock, the "Junior Securities"); and (iii) junior to the Corporation's Class A Preferred Stock, par value $1.00 per share (the "Senior Securities")

Section 3. Dividends. The holders of Preferred Stock Series 1 shall be entitled to receive, in preference to holders of any Junior Securities, cumulative dividends at the rate of 12% per annum of the Stated Value of each share of Preferred Stock Series 1 held. Such dividends must be payable quarterly, provided that there are assets of the Corporation legally available for payment thereof. Dividends shall be payable in cash. Dividends payable to holders of Preferred Stock Series 1, as aforesaid, whether or not declared by the Board of Directors, shall accumulate from and after the date of the original issuance of the Preferred Stock Series 1 and shall be paid in arrears on the first business day of January, April, July and October in each year (each, a "Dividend Date"). Dividends will be paid to holders of record as they appear on the stock books of the Corporation on the record date, which will be December 15, March 15, June 15 or September 15, as the case may be, prior to the Dividend Date.

Section 4. Voting Rights. The holders of Preferred Stock Series 1 have no voting power except as otherwise provided by Section 8 of this Certificate of Designation and/or the Delaware General Corporation Law.

Section 5. Liquidation Rights. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the holders shall be entitled to receive out of the assets of the Corporation, whether such assets are capital or surplus, for each share of Preferred Stock Series 1 an amount equal to 1.05 multiplied by the Stated Value, before any distributions or payments shall be made to holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Preferred Stock Series 1 shall be distributed ratably in accordance with respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The Corporation shall mail written notice of any such Liquidation, not less than thirty (30) days prior to payment date stated therein, to each record holder of Preferred Stock Series 1.

Section 6. Redemption.

(a) Mandatory Redemption. The Corporation shall purchase 7.14% of each holder's outstanding shares of Preferred Stock Series 1 for an amount per share equal to 1.13 times the Stated Rate on the first business day of January, April, July and October in each year (each, a "Mandatory Redemption Date"), commencing on the first Mandatory Redemption Date that is not less than fifteen (15) months after the original issuance date for such shares of Preferred Stock Series 1 being redeemed. The mandatory redemptions shall continue quarterly until all shares of Preferred Stock Series 1 are fully retired. There shall be no partial share redemption; in the event that 7.14% is not equal to a whole number of shares for such holder, the number of shares redeemed from such holder shall be rounded to the nearest whole number. The Corporation shall provide notice specifying the time manner and place of redemption and the Preferred Stock Series 1 redemption price to each holder of record at the address for such holder last shown on the records of the Corporation (the "Mandatory Redemption Notice"), not less than ten (10) days prior to the Mandatory Redemption Date. The holder of Preferred Stock Series 1 shall surrender to the Corporation on the applicable Mandatory Redemption Date the certificate(s) representing the shares to be redeemed on such date, in the manner and at the place designated in the Mandatory Redemption Notice. Thereupon, the applicable redemption price shall be paid to the order of each such holder and each certificate(s) surrendered for redemption shall be cancelled.

(b) Optional Redemption by the Corporation. Beginning fifteen (15) months after the date of the original issuance of such shares of the Preferred Stock Series 1, the Corporation shall have the right to deliver thirty (30) days written notice to the holders of Preferred Stock Series 1 of its intention to redeem outstanding shares of Preferred Stock Series 1 (the "Optional Redemption Notice") for an amount per share equal to 1.13 multiplied by the Stated Value. Each Optional Redemption Notice shall provide notice specifying the time manner and place of redemption and the Preferred Stock Series 1 redemption price to each holder of record at the address for such holder last shown on the records of the Corporation. The holder of Preferred Stock Series 1 shall surrender to the Corporation the certificate(s) representing the shares to be redeemed on such date, in the manner and at the place designated in the Optional Redemption Notice. Thereupon, the applicable redemption price shall be paid to the order of each such holder and each certificate(s) surrendered for redemption shall be cancelled.

(c) Redemption through Merger or Acquisition. If at any time after Preferred Stock Series 1 is issued and outstanding and prior to the retirement of all Preferred Stock Series 1, there shall be a proposed merger, consolidation or acquisition of the Corporation with, by or into another company (a "Reorganization") the Corporation shall notify the holders of the Preferred Stock Series 1 of such proposed Reorganization not less than thirty (30) days prior to the consummation of such Reorganization (the "Merger Notice"). From receipt of the Merger Notice until ten (10) days prior to the consummation of the proposed Reorganization, the holders of Preferred Stock Series 1 shares may request in writing (the "Merger Redemption Notice") the Corporation to redeem outstanding shares of Preferred Stock Series 1 for an amount per share equal to 1.13 multiplied by the Stated Value, with such amount payable upon consummation of the Reorganization. Each Merger Redemption Notice shall specify the number of shares. The holders of Preferred Stock Series 1 who sent a Merger Redemption Notice shall surrender to the Corporation the certificate(s) representing the shares to be redeemed on such date, in the manner and at the place designated in the Merger Notice. Thereupon, the applicable redemption price shall be paid to the order of each such holder, and each certificate(s) surrendered for redemption shall be cancelled. The Corporation may elect to not effect any redemption described in this subsection (c) if the Corporation finds, in the reasonable determination of the Board of Directors, that the resulting successor or acquiring entity in the Reorganization will be at least as creditworthy during the remaining existence of the Preferred Stock Series 1 as the Corporation was immediately prior to the Reorganization and if the successor or acquiring entity in the Reorganization assumes, by written instrument, the obligations of the Corporation under this Certificate of Designation.

(d) Insufficient Funds. If the funds of the Corporation legally available for redemption of Preferred Stock Series 1 on any Mandatory Redemption Date are insufficient to redeem the number of shares of Preferred Stock Series 1 required under subsection (a) of this Section to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares of Preferred Stock Series 1 ratably among the holders based upon the aggregate amount which holder would be entitled to receive if all the shares to be redeemed were redeemed on such date. At any time thereafter when additional funds of the Corporation become available for the redemption of Preferred Stock Series 1, such funds will be used promptly to redeem the balance of the shares which the Corporation was theretofore obligated to redeem, ratably on the basis set forth in this subsection (d).

(e) Rights of Holder. Until a holder has received payment of the Preferred Stock Series 1 redemption price, all rights of such holder of each share to be redeemed on the applicable Mandatory Redemption Date as a stockholder of the Corporation by reason of the ownership of such share will continue. From and after the receipt of such payment, all such rights of the holder with respect to such share will cease to exist and such share will not be deemed to be outstanding.

(f) Interest. In the event that for any reason the Corporation for any reason does not make full payment on any Mandatory Redemption Date for the number of shares of Preferred Stock Series 1 required under subsection (a) of this Section to be redeemed on such date, interest on such unpaid amounts shall accrue at the rate of sixteen percent (16%) per year from such date and shall be payable quarterly (but only from funds legally available for redemption of the Preferred Stock Series 1) in arrears pro rata among the holders based upon the unpaid amount due to each holder.

Section 7. Conversion. Beginning fifteen (15) months after it is issued each share of Preferred Stock Series 1 shall be convertible into one (1) share of Common Stock at the option of the holder. The holder shall effect conversion by surrendering the certificate(s) representing the shares of Preferred Stock Series 1 to be converted to the Corporation together with written notice to the Corporation requesting such conversion (the "Conversion Notice"). Each Conversion Notice shall be delivered to the Corporation not less than fifteen (15) days prior to the date in which such conversion is to be effected (the "Conversion Date"). Each Conversion Notice shall specify the number of shares of Preferred Stock Series 1 to be converted. If holder is converting less than all shares of Preferred Stock Series 1 represented by the certificate(s) tendered by the holder with the Conversion Notice, or if a conversion hereunder cannot be effected in full for any reason, the Corporation shall promptly deliver to such holder a certificate(s) for such number of Preferred Stock Series 1 shares not converted.

Section 8. Protective Provisions. So long as shares of Preferred Stock Series 1 are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by the Delaware General Corporation Law) of the holders of at least a majority of the then outstanding shares of Preferred Stock Series 1:

(a) alter, amend or repeal (whether by merger, consolidation or otherwise) the rights, preferences or privileges of the Preferred Stock Series 1 or any capital stock of the Corporation so as to affect adversely the Preferred Stock Series 1;

(b) create any new class or series of capital stock having a preference over the Preferred Stock Series 1 as to distribution of assets upon liquidation, dissolution or winding up of the Corporation;

(c) create any new class or series of capital stock ranking pari passu with the Preferred Stock Series 1 as to distribution of assets upon liquidation, dissolution or winding up of the Corporation; and

(d) issue any Senior Securities;

In the event holders of at least a majority of the then outstanding shares of Preferred Stock Series 1 agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Preferred Stock Series 1, pursuant to subsection (a) above, so as to affect the Preferred Stock Series 1, then the Corporation will deliver notice of such approved change to the holders that did not agree to such alteration or change and such holders shall have the right for a period of thirty (30) days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Preferred Stock Series 1.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this the 30th day of September, 2001

HARRELL HOSPITALITY GROUP, INC.

By: //Paul L. Barham//

Paul L. Barham

Chief Executive Officer